Cogent Communications Holdings, Inc.

Robert N. Beury Jr.

Chief Legal Officer

Cogent Communications, Inc.

2450 N Street, NW

Washington, DC 20037

Telephone +1-202-295-4254

email: rbeury@cogentco.com

November 24, 2015

Re:                             SEC comment letter dated November 16, 2015 regarding:

Cogent Communications Holdings, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed February 27, 2015

File No. 000-51829

Dear Mr. Crispino:

This letter sets forth Cogent Communications Holdings, Inc.’s (the “Company,” “we,” or “our”) response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 16, 2015.  The Staff’s comments are set forth below in bold, followed by the Company’s response to each comment.

Form 10-K for the Fiscal Year Ended December 31, 2014

Risk Factors

Substantially all of our network infrastructure equipment is manufactured…, page 12

1.              We note that you purchase the majority of the routers and transmission equipment used in your network from Cisco Systems, Inc. Please tell us whether you have any material agreements with Cisco Systems, Inc., such as a master purchase agreement. If so, tell us what consideration you have given to filing such agreements as exhibits. See Item 601(b)(10)(ii) of Regulation S-K.

Response:

The Company maintains several agreements with Cisco Systems, Inc. (“Cisco”) related to the purchase of router and transmission equipment (the “Agreements”).  The Company respectfully submits that each of the Agreements has been made in the ordinary course of business within the meaning of Item 601(b)(10)(ii) of Regulation S-K and does not fall into any of the categories of agreements described in Item 601(b)(10)(ii)(A) — (D) of Regulation S-K.  Therefore, each of the Agreements does not need to be filed as an exhibit to the Company’s Annual Report on Form 10-K.

None of the types of persons named in Item 601(b)(10)(ii)(A) of Regulation S-K are a party to the Agreements.  The Agreements, neither individually nor collectively, call for the acquisition of property, plant or equipment for consideration that exceeds 15 percent of the Company’s fixed assets on a consolidated basis.  And the Agreements are not material leases.  Thus, none of the categories of agreements described in Item 601(10)(ii)(A), (C) or (D) of Regulation S-K are applicable.

Furthermore, as explained below, because the Company is not dependent upon the Agreements to purchase Cisco routers and transmission equipment, and because the Company can use routers and transmission equipment from vendors other than Cisco to expand and improve its network, the Company has determined that it is not substantially dependent upon the Agreements, as such term is used in Item 601(b)(10)(ii)(B) of Regulation S-K.

The Company sells Internet access.  The Cisco products acquired pursuant to the Agreement are a part of the network infrastructure that allows the Company to provide that service to its customers.  However, if Cisco were to terminate the Agreements, the Company would still be able to deliver Internet access to all of its existing customers without interruption using the Cisco equipment already in place.  The termination of the Agreements might have a short-term impact on the Company’s ability to expand and improve its network.  However, because the Company can acquire the same Cisco equipment from third-party vendors, or purchase similar equipment from a number of other vendors, any such impact would be immaterial to the Company.

The Agreements are short-term and govern the terms and conditions upon which Cisco will provide router and transmission equipment to the Company, including preferential pricing.  We and our competitors routinely seek such agreements with equipment vendors in order to receive such preferential pricing.  However, the Agreements are not required in order to purchase equipment from Cisco, as the Company could purchase Cisco equipment in the secondary market to meet its equipment needs.

Further, the Company is not dependent upon the Agreements or Cisco for the provision of router and transmission equipment.  There are other vendors who supply equipment of similar quality that we could use interchangeably with or in place of the equipment provided by Cisco pursuant to the Agreements.  We believe that router and transmission equipment would be available on similar terms, including pricing, from other vendors in the event we decided to replace Cisco as our primary supplier.  It would not be necessary to replace the existing Cisco equipment throughout our network with equipment from a new provider.  The new provider’s equipment would be added to our network and, because the protocols (Internet and others) used in our network are public, not proprietary, the new provider’s equipment would be interoperable with Cisco’s equipment in a mixed equipment environment.

We further note that the Company uses new equipment provided by Cisco pursuant to the Agreements to expand and improve its network.  The Company is not dependent upon new equipment for the provision of service to our existing customers.  Our day-to-day operations would not be materially affected by the termination of the Agreements or the transition to a new vendor.  Rather, such an event would only affect our ability to expand our network and provide service to new customers after the capacity of our current network was exceeded (and more equipment became necessary for expansion).  However, as noted above, we believe that because we may purchase Cisco equipment on the secondary market or enter into similar purchase agreements with other vendors, any such disruption would not be material to our business.

The Company acknowledges that replacing Cisco as our primary vendor could potentially affect our operating efficiencies and have a limited-duration impact on our costs due to expenses related to the transition.  However, as stated above, we believe that by entering into a contract with another vendor or purchasing Cisco equipment in the secondary market, the Company could transition to a new vendor or third-party supplier in a reasonable amount of time and without a material disruption in the provision of service to our customers.

Therefore, because the Company is not dependent upon the Agreements to purchase Cisco routers and transmission equipment, and because the Company can use routers and transmission equipment from vendors other than Cisco to expand and improve its network, the Company does not believe that it is substantially dependent upon the Agreements, as such term is used in Item 601(b)(10)(ii)(B) of Regulation S-K.

For the reasons set forth above, the Company believes that the Agreements were made in the ordinary course of business, do not fall into any of the categories of agreements described in Item 601(b)(10)(ii)(A) — (D) of Regulation S-K, and therefore do not need to be filed as exhibits to the Company’s Annual Report on Form 10-K.

Part III

Executive Compensation (Incorporated by Reference to the Definitive Proxy Statement on Schedule 14A filed March 19, 2015).

Executive Compensation

Summary Compensation Table, page 22

2.              We note that the summary compensation table discloses dollar amounts in thousands. In future filings, please ensure that all compensation values reported in the summary compensation table are rounded to the nearest dollar. See Instruction 2 to Item 402(c) of Regulation S-K.

Response:

In future filings, all compensation values reported in the Summary Compensation Table will be rounded to the nearest dollar.

3.              We note that Mr. Schaeffer’s compensation received in the form of stock in fiscal year 2014 materially increased as compared to fiscal year 2012. We also note your general discussion on page 16 of operational and performance metrics that your compensation committee evaluates when setting compensation. In future filings, please ensure you discuss the factors considered in decisions to materially increase or decrease compensation for each named executive officer. See Item 402(b)(2)(ix) of Regulation S-K.

Response:

In future filings, the Company will expand its discussion in the Compensation Discussion and Analysis section to include the factors considered in decisions to increase or decrease compensation materially for each named executive officer.

4.              It appears you have disclosed Mr. Ortega’s compensation received as commissions under both the bonus and non-equity incentive plan compensation columns of the summary compensation table. Please advise. For guidance, consider Question 119.02 of our Regulation S-K Compliance and Disclosure Interpretations.

Response:

The $149,000 and $63,000 for 2014 and 2013, respectively, represent commissions paid to Mr. Ortega based on the achievement of the entire sales organization against monthly revenue quota.  In future filings, these amounts and future commissions will be reported only in the Non-Equity Incentive Compensation Plan column of the Summary Compensation Table.

* * * * * * * *

The Company hereby confirms acknowledgment of the fact that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Robert N. Beury Jr.
Robert N. Beury Jr.
Chief Legal Officer

cc:                                Brian D. Miller, Latham & Watkins LLP